Exhibit 99.1

manatt manatt | phelps | phillips	Brian S. Korn
Manatt, Phelps & Phillips, LLP
Direct Dial: (212) 790-4510
E-mail: BKorn@manatt.com

March 29, 2021

Via EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233
Washington, DC 20549

Attention: Ms. Gorman
Office of Real Estate and Construction

Re:	Groundfloor Real Estate 3, LLC Draft Offering Statement on Form 1-A Confidentially submitted February 16, 2021 CIK No. 0001845605

Dear Ms. Gorman:

We are submitting this letter on behalf of our client, Groundfloor Real Estate 3, LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated March 1, 2021 (the “Comment Letter”) in connection with the Company’s draft Offering Statement on Form 1-A (the “Offering Statement”), as confidentially submitted on February 16, 2021. Concurrent with this letter, we are filing an amended Offering Statement with the SEC.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement.

1.	Please provide a detailed analysis as to how this offering differs from the previous Groundfloor LRO offerings, such that the offerings should not be aggregated for purposes of the $50 million maximum currently permitted under Regulation A.

Response: The limited recourse obligations (“LROs”) offered for sale by the Company should not be aggregated for purposes of Rule 251(a)(2) with previous offerings of LROs by affiliates of the Company, including Groundfloor Real Estate 1 LLC (“GRE 1”) and Groundfloor Real Estate 2, LLC (“GRE 2”), because the transactions fail the “five-factor test” established for consideration of the integration of offerings by the SEC in its Final Rule: Nonpublic Offering Exemption, Release No. 33-4552, dated November 6, 1962.

The five-factors to be considered in determining whether offerings should be integrated are: (i) whether the different offerings are part of a single plan of financing, (ii) whether the offerings involve issuance of the same class of security, (iii) whether the offerings are made at or about the same time, (iv) whether the same type of consideration is to be received, and (v) whether the offerings are made for the same general purpose.

A description of the anticipated structure of the offering of LROs by GRE 3 follows (and is described in more detail in the Offering Statement): (i) Groundfloor Holdings, LLC, a wholly owned subsidiary of Groundfloor Finance Inc. (“GFI”), will originate loans using its own capital (the “Loans”), (ii) the Loans will be purchased by Groundfloor Yield LLC (“GFY”) using the proceeds of promissory notes issued by GFY, (iii) the Loans acquired by GFY will be held by GFY for up to thirty (30) days, and (iv) the Loans are purchased by the Company or GFI, GRE 1 or GRE 2 using the proceeds of LROs or other securities issued by such purchaser (or from balance sheet capital with respect to GFI). Following the acquisition of a Loan by the Company, GFI, GRE 1, or GRE 2 , such purchaser will be entitled to any payments of principal and interest made by the underlying borrowers in respect of the Loan following the purchase thereof.

The offerings are not part of a single plan of financing.

The offering of LROs by the company and the offerings of LROs by GRE 1 and GRE 2 are not part of a single plan of financing and are not made for the same general purpose. The sale of LROs by the Company, GRE 1 and GRE 2 (collectively, the “LRO Issuers”) is, in each case, intended solely to finance the acquisition by such LRO Issuer of a Loan or Loans from GFY. The proceeds of the offering of LROs by each of the LRO Issuers are not shared or put to any common purpose. After a Loan is acquired by an LRO Issuer, the proceeds of such Loan are payable solely to that LRO Issuer, and are not shared among the LRO Issuers.

The offerings do not involve the issuance of the same class of security.

The SEC has previously issued a no-action letter in which the Staff determined that integration is not necessary when an issuer offers multiple sets of similar debt securities with materially different cash flows.[1] Although each of the LRO Issuers issue similar debt securities, each LRO corresponds to a unique Loan or set of Loans and, as such, has an independent cash flow separate from each other LRO.

1 See Resolution Trust Corp., SEC No-Action Letter, 1991 WL 176870 (July 18, 1991).

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The offerings by the LRO Issuers are continuous.

The offerings by each of the LRO Issuers are intended to be continuous. However, the offering of LROs by GRE 1 and GRE 2 predate the offering by the Company by as much as nearly three years.

The same type of consideration is to be received.

The Company acknowledges that each of the Company, GRE 1 and GRE 2 will receive cash consideration in connection with their respective offerings of LROs.

The offerings are not made for the same general purpose.

The offerings by each of the LRO issuers fund the purchases by the LRO issuers of Loans from GFY. However, each offering of an LRO by an LRO issuer corresponds to a specific Loan or specific set of Loans. As such, each LRO is issued for a distinct purpose.

2.	Your filing does not include audited financial statements as required by Part F/S(c) of the instructions to Form 1-A.

Response: The Company will obtain audited financial statements and file them concurrently with the final public filing of the Offering Statement.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Brian Dally, Chief Executive Officer
Nick Bhargava, Acting Chief Financial Officer
Groundfloor Finance Inc.

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